[The Doe Run Company Letterhead]
SUITE 300
1801 PARK 270 DRIVE
ST. LOUIS, MO 63146

September 6, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:  Lily Dang, Staff Accountant
    George K. Schuler, Mining Engineer

Re:    Doe Run Resources Corporation
        Form 10-K for Fiscal Year Ended October 31, 2005
        Filed March 21, 2006
        Form 10-Q for Fiscal Quarter Ended April 30, 2006
            Filed August 7, 2006
            File No.: 333-66291

Ladies and Gentlemen:

We are writing in response to the comments contained in a letter from the staff (the “Staff”) of the Securities and Exchange Commission dated August 15, 2006 (the “Comment Letter”) to Doe Run Resources Corporation (the “Company”), with respect to the Form 10-K for Fiscal Year Ended October 31, 2005 (“2005 Form 10-K”), the Form 10-Q for the Fiscal Quarter Ended January 31, 2006 (“First Quarter Form 10-Q”) and the Form 10-Q for Fiscal Quarter Ended April 30, 2006 (“Second Quarter Form 10-Q” and collectively with the 2005 Form 10-K and First Quarter Form 10-Q, the “Subject Financial Statements”). For the convenience of the Staff, we have set forth the comments contained in the Comment Letter along with the responses of the Company. All responses in this letter are provided on a supplemental basis.

In addition to the transmission of this letter via EDGAR, we are delivering via overnight mail three hard copies of this letter, three marked copies of the exhibits showing the Company’s proposed changes to the original disclosure and the other materials being provided supplementally as noted in this letter.

Securities and Exchange Commission
September 6, 2006

Form 10-K for the Fiscal Year Ended October 31, 2005

1.
We note you disclosed on page 26 that you are unable to estimate the expected outcome and final costs of the various lawsuits discussed in this section and therefore no amounts have been accrued as liabilities. Please disclose in this section, as well as in your financial statement Note (20) Litigation on page 81 and Doe Run Peru’s financial statement Note (12) Commitments and Contingencies - Litigation on page 108, the amount of damage claimed and your range of reasonably possible loss for each lawsuit.

Response: We note the Staff’s comment regarding the proposed disclosure of the amount of damages claimed in, and the range of reasonably possible loss for, various lawsuits to which the Company is a party. Based on the Company’s current assessment of its defensible positions for each disclosed legal claim, the currently known facts and circumstances of each such claim, and the fact that the claimed amounts are typically statutory minimum amounts without a specified maximum, the Company has concluded that it is unable to provide an estimate of the reasonably possible loss or a range of such loss for each such lawsuit. As a result, the Company respectfully submits that no change is required to the disclosure noted by the Staff’s comment, as the Company believes it conforms to the standards set forth in Statement of Financial Accounting Standards No. 5.

Managements Discussion and Analysis

Results of Operations, page 32

2.
We note your period to period variance discussions on pages 34 to 36 of gross margin on sales, which you define as net sales less cost of sales, although it appears that you have excluded depreciation, depletion and amortization in the cost of sales measure shown in your statements of operations. Please revise your gross margin measures to reflect all cost of sales, including depreciation, depletion and amortization amounts attributable to cost of sales. Please make parallel changes to your gross margin measures in your Forms 10-Q for the quarters ended January 31, 2006 and April 30, 2006.

Response: Per our discussions with the Staff, the Company will revise its disclosure of gross margin on sales in the Subject Financial Statements to reflect all costs of sales, including depreciation, depletion and amortization amounts attributable to cost of sales. Attached as Exhibit A to this letter is the gross margin disclosure the Company proposes to include in amendments to the Subject Financial Statements.

Securities and Exchange Commission
September 6, 2006

Contractual Obligations, page 40

3.	Please disclose why your Peruvian environment remediation (PAMA) costs are not included in your contractual obligation table.

Response: The Company did not include PAMA costs in the contractual obligation table due to the uncertain nature of the duration of the PAMA resulting from the possibility that the Peruvian government would extend the compliance periods under the PAMA, and thus changing the timeframe for the contractual obligations. Per our discussions with the Staff, the Company will revise the contractual obligation table in the 2005 Form 10-K to include the costs associated with the PAMA as of October 31, 2005. Attached as Exhibit B to this letter is the contractual obligation table the Company proposes to include in an amendment to the 2005 Form 10-K.

Financial Statements - Doe Run Resources Corporation

Report of Independent Registered Public Accounting Firm, page 46

4.	Please ask your prior auditors KPMG LLP to revise their audit report related to your financial statements for the year ended October 31, 2003 to add the city and state of their audit practice.

Response: After comparing the hard copy and EDGAR version of KPMG LLP’s audit report related to the Company’s financial statements for the year ended October 31, 2005, the Company discovered that the city and state of KPMG LLP’s audit practice was included in the letterhead on the hard copy of the report, but was inadvertently omitted from the EDGAR version. A hard copy of the report is being provided supplementally to the Staff. As part of an amendment to the 2005 Form 10-K, the Company will revise the EDGAR version of the report to include the letterhead.

Financial Statements - Doe Run Peru S.R.L.

Report of Independent Registered Public Accounting Firm, pages 91 and 92

5.	Please ask Doe Run Peru’s current and prior auditors to revise their audit reports to disclose the names of their firms, and to indicate any affiliation with U.S. firms.

Response: After comparing the hard copy and EDGAR version of the audit reports of Doe Run Peru’s current and prior auditors, the letterhead on the hard copy of the reports, which contained the name of the firms and any affiliates with U.S. firms,

Securities and Exchange Commission
September 6, 2006

was inadvertently omitted from the EDGAR version. Hard copies of the reports are being provided supplementally to the Staff. As part of an amendment to the 2005 Form 10-K, the Company will revise the EDGAR versions of the reports to include the letterhead.

6.
We note that the prior auditors have extended audit coverage to Doe Run Peru consolidated balance sheet as of October 31, 2003 and statements of operations, changes in shareholders’ equity and cash flows for the year ended October 31, 2002. Since these financial statements are not presented in your filing, please either include them in your filing or ask the prior auditors to revise their audit report to remove these financial statement references.

Response: The prior auditors of Doe Run Peru have revised their report regarding the October 31, 2003 fiscal year by removing all references to the consolidated balance sheet as of October 31, 2003 and the statements of operations, changes in shareholder’s equity and cash flows for the year ended October 31, 2002. A hard copy of the revised report is being provided supplementally to the Staff. The Company will include the revised report as part of an amendment to the 2005 Form 10-K.

Form 10-Q for the Fiscal Quarter Ended April 30, 2006

Condensed Consolidated Statements of Cash Flows (unaudited), page 5

7.
Clarify for us whether your $47,554 net decrease resulting from other changes in assets and liabilities for the six months ended April 30, 2006 contains any individual change in your assets and liabilities that needs to be shown separately as required by Regulation S-X Rule 10-01(a)(4).

Response: Upon further review of the requirements of Regulation S-X Rule 10-01(a)(4), the Company has determined that there are individual changes in the Company’s assets and liabilities that should be shown separately. Attached as Exhibit C to this letter are the Condensed Consolidated Statements of Cash Flows revised to include the required individual changes that the Company proposes to include as part of the amendments to the First Quarter Form 10-Q and Second Quarter Form 10-Q.

Controls and Procedures, page 46

8.	Please revise your disclosure to state specifically whether you concluded that your disclosure controls and procedures were effective as of the date of your evaluation.

Securities and Exchange Commission
September 6, 2006

Please make parallel change to your controls and procedures disclosure in Form 10-Q for the quarter ended January 31, 2006.

Response: The Company notes the Staff’s comment regarding the disclosure of the effectiveness of the Company’s disclosure controls and procedures. Attached as Exhibit D to this letter is the Company’s revised disclosure clarifying that the Company’s disclosure controls and procedures were effective as of the date of the Company’s evaluation. The Company proposes to include the disclosure in an amendment to the First Quarter Form 10-Q and Second Quarter Form 10-Q.

Engineering Comments

General

9.	Please expand your property disclosures to provide the information required by Industry Guide 7 (b). In particular, for each property provide the following information:

•	The location, means of access to the property, and transportation from the property.

•	Any conditions that must be met in order to obtain or retain title to the property.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	Whether the mines are surface or underground operations.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	Provide a description of equipment and other infrastructure facilities.

•	The current state of exploration of the property.

You may refer to Industry Guide 7(b), paragraphs (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

Response: The Company will revise the disclosure in “Item 2. Properties” of the 2005 Form 10-K to expand the property disclosures as required by Industry Guide

Securities and Exchange Commission
September 6, 2006

7(b) and as more specifically discussed with the Staff. Attached as Exhibit E to this letter is the full text of the disclosure the Company proposes to include as “Item 2. Properties” in an amendment to the 2005 Form 10-K.

10.
Insert a small-scale map showing the location and access to each property as required by Instruction 3(B) to Item 102 of Regulation S-K. Note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIP or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Please note that maps and drawings should include the following:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale; representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretative data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:The Company will revise the disclosure in “Item 2. Properties” of the 2005 Form 10-K to include a small-scale map showing the location of each property as required by Instruction 3(B) to Item 102 of Regulation S-K and as more specifically discussed with the Staff. The Company respectfully submits that access to each property is sufficiently disclosed in “Item 2. Properties.” Attached as Exhibit E to this letter is the full text of the disclosure the Company proposes to include as “Item 2. Properties” in an amendment to the 2005 Form 10-K.

Securities and Exchange Commission
September 6, 2006

Additional Information, page 12

11.	Please correct the address for the Securities and Exchange Commission’s public reference room to 100 F Street, Washington, D.C.

Response: The Company will update the address for the Securities and Exchange Commission’s public reference room as part of its amendment to the 2005 Form 10-K.

Mining Operations, page 20

12.	We note that you discuss the Doe Run properties and leases in the last paragraph of this section. Please expand that disclosure to address the following points:

•	Include a description of all interests in the properties, including the terms of the underlying agreements.

•	Disclosure the conditions that must be met to retain your leases; indicate whether the Forest Service regulations affect your permitting requirements.

•	Segregate the free title from the mineral leases and disclose the area of the properties, either in hectares or acres.

Revise to fully discuss the material terms of the land or mineral rights securing agreements to comply with the guidance in paragraph (b)(2) of Industry Guide 7.

Response: The Company will revise the disclosure in “Item 2. Properties” of the 2005 Form 10-K to expand the disclosure regarding properties and leases and as more specifically discussed with the Staff. Attached as Exhibit E to this letter is the full text of the disclosure the Company proposes to include as “Item 2. Properties” in an amendment to the 2005 Form 10-K.

Exploration, page 23

13.
We note your disclosure in the first paragraph, stating that the RC Westfork ore body has a resource which stands at approximately 2.9 million tons, grading 6.65 percent lead and 0.83 percent zinc. The provisions in Industry Guide 7 preclude the use of terms other than proven or probable reserves for disclosure in SEC documents. However, you may disclose quantity estimates for “non-reserve mineralized material,” or a “mineral deposit,” to refer to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. In this instance, you would need to also disclose that such a deposit would

Securities and Exchange Commission
September 6, 2006

not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries, and other material factors, concludes both legal and economic feasibility. Please clarify whether you believe this is a measure of reserves or mineralized material.

Response: The Company will revise the disclosure in “Item 2. Properties” of the 2005 Form 10-K to replace the term “resource” with “reserve,” as more specifically discussed with the Staff. Attached as Exhibit E to this letter is the full text of the disclosure the Company proposes to include as “Item 2. Properties” in an amendment to the 2005 Form 10-K.

14.	On a related point, please note that mineral reserves for a mineral property would not ordinarily be appropriately designated absent the following:

•
Competent professional engineers conduct a detailed engineering and economic feasibility study, and the study demonstrates that a mineral deposit can be mined profitably at a commercial rate. We generally find that the historic three-year average price provides a meaningful basis for the economic analysis.

•
The company has all necessary governmental permits, or has established a reasonable basis for expecting that such permits will be received, and the primary environmental document has been filed with the appropriate authorities.

Please revise your disclosures throughout this document as necessary to clarify the nature of support for any reserves or mineralize material disclosed, and to ensure that you do not prematurely indicate that mining operations would commence before a proper feasibility study and economic viability determination has been conducted.

Response: The Company will revise the disclosure in “Item 2. Properties” of the 2005 Form 10-K to clarify the nature of support for the Company’s reserves, as more specifically discussed with the Staff. Attached as Exhibit E to this letter is the full text of the disclosure the Company proposes to include as “Item 2. Properties” in an amendment to the 2005 Form 10-K.

Doe Run - Mining Operations, page 20

15.
Disclose the annual concentrate production for the last three years along with the mill production capacity table for the Doe Run - USA concentrators. Please also include the average grade of these concentrates. Disclose the amount of concentrate sold to external customers.

Response: The Company will revise the disclosure in “Item 2. Properties” of the 2005 Form 10-K to disclose the annual concentrate production and average grade of

Securities and Exchange Commission
September 6, 2006

these concentrates for the last five years, as more specifically discussed with the Staff. Attached as Exhibit E to this letter is the full text of the disclosure the Company proposes to include as “Item 2. Properties” in an amendment to the 2005 Form 10-K.

16.
Supplementally provide copies of the Pincock, Allen and Holt reserve audits dated January 16, 2006 and January 29, 2004. In addition, as footnotes or as part of your reserve tables, disclose the following:

•	The extent to which the reserve measures incorporates losses for mine dilution and mining recovery.

•	The metallurgical recovery factor for each mine or concentrator.

•	All prices and currency conversion factors used to estimate your reserves.

•	Percent ownership of each mine and an explanation as to whether quantities disclosed are for the entire mine or limited to your share.

Response: As further discussed in our response to comment #15 above, the Company has proposed revisions to the disclosure in “Item 2. Properties” of the 2005 Form 10-K to provide historic production amounts for the last five years, as more specifically discussed with the Staff. Attached as Exhibit E to this letter is the full text of the disclosure the Company proposes to include as “Item 2. Properties” in an amendment to the 2005 Form 10-K. Per our discussions with the Staff, we understand that the Staff has determined that supplementally providing a copy of the Company’s reserve audit reports is no longer necessary.

17.
As the cutoff grade is a critical component used to evaluate the potential of the mineral properties, please disclose the operating costs and recovery parameters for the Doe Run - USA reserves that were used to determine the cutoff grade estimates. Show the calculation of the cutoff grade or tenor used to define the mineral reserve, and demonstrates favorable economic extraction. Please understand that this cut-off grade must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Response: Per our discussion with the Staff, the Company believes the inclusion of the historic production amounts for the last five years as more fully discussed in our response to comments #15 and #16 above will provide information that is responsive to this comment. Attached as Exhibit E to this letter is the full text of the disclosure the Company proposes to include as “Item 2. Properties” in an amendment to the 2005 Form 10-K.

Securities and Exchange Commission
September 6, 2006

Doe Run - Smelting Operations, page 21

18.
Disclose the annual production of salable materials for the Doe Run - USA smelting operation. These materials may include precious metals, copper, lead, zinc, and sulfuric acid. Disclose concentrate sales or purchases from outside parties. Indicate the extent to which the sale or closure of Korea Zinc will have an impact on your operations.

Response: The Company directs the Staff’s attention to the production table under the subheading “Results of Operations - Production” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the 2005 Form 10-K. The Company respectfully submits that the production table sufficiently discloses the annual production of salable materials for the Company’s U.S. smelting operation. Further, the Company directs the Staff’s attention to the disclosure under the subheading “Doe Run’s U.S. Operations - Products and Services” and the subheading “Doe Run’s U.S. Operations - Raw Materials,” both in “Item 1. Business” of the 2005 Form 10-K. The Company respectfully submits that the amount of U.S. concentrate sales and the fact that the Company’s U.S. Smelting operation does not purchase any concentrate from outside parties are sufficiently disclosed in these subheadings. The Company supplementally advises the Staff that the sale or closure of Korea Zinc will have no material adverse impact on the Company’s operations.

Peruvian Operations, page 22

19.
Supplementally provide the reports that established the Doe Run - Peru ore reserves of 7.2 million tons grading 1.20 percent copper. Tell us whether lead, silver, gold, and zinc assay values are associated with this reserve estimate. Also tell us whether these reserves been audited. As footnotes or as part of your reserve tables, disclose the following:

•	The extent to which the reserve measures incorporate losses for mine dilution and mining recovery.

•	The metallurgical recovery factor for each mine.

•	All prices and currency conversion factors used to estimate your reserves.

•	Percent ownership of each mine and an explanation as to whether quantities disclosed are for the entire mine or limited to your share.

Response: The Company has proposed revisions to the disclosure in “Item 2. Properties” of the 2005 Form 10-K to provide historic production amounts for the last five years and to clarify that the reserve estimates for Doe Run-Peru are not

Securities and Exchange Commission
September 6, 2006

audited, as more specifically discussed with the Staff. Attached as Exhibit E to this letter is the full text of the disclosure the Company proposes to include as “Item 2. Properties” in an amendment to the 2005 Form 10-K. Per our discussions with the Staff, we understand that the Staff has determined that supplementally providing a copy of the Company’s reserve reports is no longer necessary.

20.
As the cutoff grade is a critical component used to evaluate the potential of the mineral properties, please disclose the operating costs and recovery parameters for the Doe Run - Peru reserves that were used to determine the cutoff grade estimates. Show the calculation of the cutoff grade or tenor used to define the mineral reserve, and to demonstrate favorable economic extraction. Please understand that this cut-off grade must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Response: Per our discussion with the Staff, the Company believes the inclusion of the historic production amounts for the last five years as more fully discussed in our response to comment #19 above will provide information that is responsive to the this comment. Attached as Exhibit E to this letter is the full text of the disclosure the Company proposes to include as “Item 2. Properties” in an amendment to the 2005 Form 10-K.

21.
Please disclose the annual concentrate production of the Doe Run - Peru concentrator, for the last three years. Also include the annual capacity and the average grade of the concentrates. Disclose the total sales or purchases from outside concentrate sources. Indicate whether this mill processes ores on a toll basis.

Response: The Company will revise the disclosure in “Item 2. Properties” of the 2005 Form 10-K to disclose the annual concentrate production and average grade of these concentrates for the last five years. The Company will also revise the disclosure under the subheading “Doe Run Peru’s Operations - Products” in “Item 1. Business” to show as separate line items the amount of net sales of concentrates Doe Run Peru sells to third parties and the amount of net sales of tolling services provided for third parties. The Company had previously included these amounts in the “By-Products” line item. The Company directs the Staff’s attention to the disclosure under the subheading “Doe Run Peru’s Operations - Raw Materials” in “Item 1. Business” and respectfully submits that the amount of concentrates purchased from third parties is disclosed under that subheading. Attached as Exhibit E to this letter is the full text of the disclosure the Company proposes to include as “Item 2. Properties” in an amendment to the 2005 Form 10-K, and attached as Exhibit E-1 is a revised products table the Company proposes to include as a replacement of the current table under the subheading “Doe Run Peru’s Operations - Products” in “Item 1. Business” of the amended 2005 Form 10-K.

Securities and Exchange Commission
September 6, 2006

Peruvian Operations - Smelting Operations, page 22

22.
Disclose the annual production of salable materials for the Doe Run - Peru smelting operation. These materials may include precious metals, copper, lead, zinc, and sulfuric acid. Disclose concentrate sales or purchases from outside parties.

Response: The Company directs the Staff’s attention to the production table under the subheading “Results of Operations - Production” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the 2005 Form 10-K. The Company respectfully submits that the production table sufficiently discloses the annual production of salable materials for Doe Run - Peru’s smelting operation. Further, the Company directs the Staff’s attention to the disclosure under the subheading “Doe Run Peru’s Operations - Raw Materials,” in “Item 1. Business” of the 2005 Form 10-K. The Company respectfully submits that the amount Doe Run Peru purchases concentrates from outside parties is sufficiently disclosed under this subheading. The Company will revise the disclosure under the subheading “Doe Run Peru’s Operations - Products” in “Item 1. Business” to show as separate line items the amount of net sales of concentrates Doe Run Peru sells to third parties. The Company had previously included these amounts in the “By-Products” line item. Attached as Exhibit E-1 is a revised products table the Company proposes to include as a replacement of the current table under the subheading “Doe Run Peru’s Operations - Products” in “Item 1. Business” of the amended 2005 Form 10-K.

* * * *

Securities and Exchange Commission
September 6, 2006

Attached hereto as Exhibit F is an acknowledgement by the Company, the sole filing person, of the various matters set forth in the “Closing Comments” section of the Comment Letter.

We believe that the foregoing is fully responsive to the Comment Letter. Please direct any further questions or comments to the undersigned at 314-453-7133.

Very truly yours,

/s/ David A. Chaput

David A. Chaput

Enclosures

Doe Run Resources Corporation
SEC Response Letter (09/06/06)

Exhibit A

Comment #2 - Proposed Language for the 2005 Form 10-K:

(The following language would replace the first paragraph under the subheading “Results of Operations - Fiscal 2005 Compared to Fiscal 2004” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”)

Gross margin on sales (net sales less cost of sales including depletion, depreciation and amortizations attributable to cost of sales of $24.3 million for 2004 and $23.5 million for 2005) increased from $60.8 million in 2004 to $94.2 million in 2005. Gross margin on sales including depletion, depreciation and amortizations attributable to cost of sales of $12.3 million for 2004 and $11.3 million for 2005 for our U.S. operations increased from $36.8 million in 2004 to $57.5 million in 2005. A 30% increase in the U.S. operation’s realized prices for lead metal, fueled by higher LME prices, contributed an additional $49.3 million to our U.S. operations’ gross margin on sales in 2005 compared to prior year. The increase in the lead metal net realized price in 2005 was more than the increase in the average LME settlement price, due to the effects of our risk management strategy, which reduced our exposure to changes in the market price in an attempt to fix an acceptable price for its products. Increases in copper and zinc metal prices in 2005 fueled an increase in the net realized price for copper and zinc concentrate sales, which contributed an additional $7.0 million to gross margin compared to 2004. The sale of lead concentrates contributed an additional $7.4 million to margins in 2005 over 2004. These increases were offset by higher costs per unit of metal produced at the U.S. operations driven by the increases in repairs and maintenance costs, payroll and benefit costs, higher feed and raw material costs and the effects of the change in feed mix on the production at the recycling operation.

(The following language would replace the first paragraph under the subheading “Results of Operations - Fiscal 2004 Compared to Fiscal 2003” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”)

Gross margin on sales (net sales less cost of sales including depletion, depreciation and amortizations attributable to cost of sales of $29.3 million for 2003 and $24.3 million for 2004) increased from $12.2 million in 2003 to $60.8 million in 2004. Gross margin on sales including depletion, depreciation and amortizations attributable to cost of sales of $17.7 million for 2003 and $12.3 million for 2004 for our U.S. operations increased from $8.4 million in 2003 to $36.8 million in 2004. A 35% increase in the U.S. operation’s realized prices for lead metal, fueled by higher LME prices, contributed an additional $61.4 million to our U.S. operations’ gross margin on sales in 2004 compared to prior year. The increase in the lead metal net realized price in 2004 was less than the increase in the average LME settlement price, due to the effects of our risk management strategy, which reduced our exposure to changes in the market price in an attempt to fix an acceptable price for its products. Increases in copper and zinc metal prices in 2004 fueled an increase in the net realized price for copper and zinc concentrate sales, which contributed an additional $9.1 million to gross margin compared to 2003. The sale of lead concentrates contributed an additional $9.4 million to margins in 2004 over 2003. These increases were offset by higher costs per unit of metal produced at the U.S. operations driven by the increases in repairs and maintenance costs, payroll and benefit costs, higher feed and raw material costs and the effects of the change in feed mix on the production at the recycling operation

(The following language would replace the first paragraph under the subheading “Results of Doe Run Peru - Fiscal 2005 Compared to Fiscal 2004” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”)

Gross margin on sales (net sales less cost of sales including depletion, depreciation and amortizations attributable to cost of sales of $11.9 million for 2004 and $12.2 million for 2005) for Doe Run Peru increased from $24.1 million in 2004 to $36.7 million in 2005. This increase is primarily due to the improvement in treatment charges received in processing copper and lead concentrates and free metal benefits for lead and zinc. Also contributing to an improved gross margin were by-product sales such as indium, tellurium and premium improvements for copper and lead metal. These benefits were offset by higher conversion costs primarily due to higher fuel and coke prices, increased salaries combined with a weakened U.S. dollar, and higher maintenance, spare parts and supplies costs.

(The following language would replace the first paragraph under the subheading “Results of Doe Run Peru - Fiscal 2004 Compared to Fiscal 2003” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”)

Gross margin on sales (net sales less cost of sales including depletion, depreciation and amortizations attributable to cost of sales of $11.5 million for 2003 and $11.9 million for 2004) for Doe Run Peru increased from $3.8 million in 2003 to $24.1 million in 2004. The increase in metal prices also benefited Doe Run Peru, contributing to price related increases of $32.2 million to gross margin in 2004. Conversion costs increased slightly due to increases in maintenance, fuel and coke costs. Maintenance expense increased as Doe Run Peru completed maintenance programs originally scheduled for 2003 in 2004. These increases were partially offset by lower labor costs as the benefits of a 2003 reduction in labor were realized in 2004.

Comment #2 - Proposed Language for the First Quarter Form 10-Q:

(The following language would replace the first three paragraphs under the subheading “Results of Operations - The 2006 First Quarter Compared to the 2005 First Quarter” in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”)

Gross Margin on sales (net sales less cost of sales, including depletion, depreciation, and amortization attributable to cost of sales of $5.9 million for the 2005 first quarter and $5.9 million for the 2006 first quarter) increased from $32.1 million in the 2005 first quarter to $44.8 million in the 2006 first quarter. Gross margin on sales including depletion, depreciation, and amortization attributable to cost of sales of $2.8 million for the 2005 first quarter and $2.9 million for the 2006 first quarter for Doe Run’s U.S operations increased from $22.4 million in the 2005 first quarter to $29.3 million in the 2006 first quarter while gross margin on sales including depletion, depreciation, and amortization attributable to cost of sales of $3.1 million for the 2005 first quarter and $3.0 million for the 2006 first quarter for Doe Run Peru increased from $9.6 million in the 2005 first quarter to $15.5 million in the 2006 first quarter.

A 23.2% increase in the Company’s realized prices for lead metal, fueled by a 17% increase in London Metal Exchange prices and higher premiums achieved over the London Metal Exchange, contributed an additional $12.3 million to the Company’s gross margin on sales in the 2006 first quarter compared to the 2005 first quarter. An increase in lead concentrate sales volume and a decrease in copper concentrate sales volume resulted in an increase in gross margin of $0.4 million and decrease of $2.0 million, respectively, in the 2006 first quarter over the 2005 first quarter. Increases in copper and zinc metal prices contributed an additional $5.1 million to gross margin compared to the 2005 first quarter. These increases were offset by higher production costs at Doe Run’s primary operations, primarily due to slightly higher production, higher salaries, wages and employee benefits, maintenance and fuel costs. Increased conversion costs at the recycling operation, due to higher metallurgical coke and propane costs, were offset by improved feed costs per unit of metal produced.

The $5.9 million increase in Doe Run Peru’s gross margin from the first quarter 2005 to the first quarter 2006 is primarily the result of an improvement in the treatment charges received for processing concentrates and higher metal prices, offset by a LIFO adjustment

Comment #2 - Proposed Language for the Second Quarter Form 10-Q:

(The following language would replace the first three paragraphs under the subheading “Results of Operations” in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”)

Gross Margin increased from $22.8 million in the 2005 second quarter to $66.5 million in the 2006 second quarter and gross margin for the 2005 six-month period and 2006 six-month period increased from $54.9 million in the 2005 six-month period to $111.3 million in the 2006 six-month period. Gross margin for Doe Run’s U.S. operations increased from $13.9 million in the 2005 second quarter to $43.3 million in the 2006 second quarter and Doe Run’s U.S. operations’ gross margin for the 2005 six-month period and 2006 six-month period increased from $36.4 million in the 2005 six-month period to $72.6 million in the 2006 six-month period. Gross margin for Doe Run Peru increased from $9.0 million in the 2005 second quarter to $23.2 million in the 2006 second quarter and Doe Run Peru’s gross margin for the 2005 six-month period and 2006 six-month period increased from $18.5 million in the 2005 six-month period to $38.7 million in the 2006 six-month period.

Gross margin is net sales less cost of sales, including depletion, depreciation, and amortization attributable to cost of sales as disclosed in the table below.

	Depreciation attributable to cost of sales (dollars in the millions)
	Second quarter		Six-month period
	2006	2005	2006	2005
U.S. operations	$3.0	$2.8	$6.0	$5.6
Doe Run Peru	3.8	2.7	6.7	5.9
Consolidated	$6.8	$5.5	$12.7	$11.5

A 14.7% and 18.6% increase in the Company’s realized prices for lead metal, fueled by a 22.6% and 19.8% increase in London Metal Exchange prices and higher premiums achieved over the London Metal Exchange, contributed an additional $7.4 million and $19.7 to the Company’s gross margin on sales in the 2006 second quarter and 2006 six-month period compared to the 2005 second quarter and 2005 six-month period, respectively. An increase in lead concentrate sales volume and a decrease in copper concentrate sales volume resulted in an increase in net sales of $2.6 million and decrease of $1.9 million, respectively, in the 2006 six-month period over the 2005 six-month period. Increases in copper and zinc metal prices contributed an additional $21.0 million to net sales compared to the 2005 six-month period. These increases were offset by higher production costs at Doe Run’s primary operations, primarily due to slightly higher production, higher salaries, wages and employee benefits and maintenance and fuel costs. Increased conversion costs at the recycling operation, due to higher metallurgical coke and propane costs, were partially offset by improved feed costs per unit of metal produced.

The $14.2 million increase in Doe Run Peru’s gross margin from the 2005 second quarter to the 2006 second quarter and the $20.2 million increase in Doe Run Peru’s gross margin from the 2005 six-month period to the 2006 six-month period were primarily the result of an improvement in the treatment charges received for processing concentrates and higher metal prices, offset by a LIFO inventory adjustment.

Doe Run Resources Corporation
SEC Response Letter (09/06/06)

Exhibit B

Comment #3 - Proposed Language for the 2005 Form 10-K:

(The following language would replace the disclosure under the subheading “Liquidity and Capital Resources - Contractual Obligations” in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”)

The following table summarizes our contractual obligations at October 31, 2005 (in millions):

		Payments Due By Period
		Less Than	1 - 3		3 - 5		After 5
	Total	1 Year	Years		Years		Years
Long-term debt (a)	$308.2	$89.2	$219.0		$-		$-
Redeemable Preferred Stock (b)	28.5	-	-		28.5		-
Operating leases	30.8	8.1	7.8		4.0		10.9
Purchase obligations (c)	880.4	508.6	369.8		2.0		-
Royalty obligations (d)	1.7	0.2	0.5		0.4		0.6
Pension funding obligations	10.1	10.1	(e	)	(e	)	(e	)
Doe Run Peru’s PAMA (f)	108.1	40.4	67.7		-		-
Total	$1,259.7	$616.2	$597.1		$34.9		$11.5

(a)
The obligations relating to long-term debt reflect the commitments as of October 31, 2005 for principal payments. The amounts recorded as long-term debt in our financial statements in Item 8 reflect long-term debt as accounted for under SFAS No. 15. See “Item 8. Financial Statements and Supplementary Data—Note 8 to the Company’s Consolidated Financial Statements” for more information.

(b)	The Redeemable Preferred Stock is redeemable after May 1, 2009.

(c)
Purchase obligations include Doe Run Peru’s commitments to purchase 277,011, 178,381 and 80,689 short tons of copper concentrates, 243,611, 169,403 and 49,763 short tons of lead concentrates and 100,310, 77,823 and 14,771 short tons of zinc concentrates in 2006, 2007 and 2008, respectively. Purchase prices are generally based on the average quoted exchange prices for the month of delivery, less deductions for treatment and refining charges and impurity penalties. The estimated cost of the obligations less than one year was based on the following metal prices: $3,319/ton for copper, $865/ton for lead and $1,549/ton for zinc. The estimated cost of the obligations greater than one year was based on the following metal prices: $2,800/ton for copper, $722/ton for lead and $1,522/ton for zinc.

(d)
Royalty obligations represent royalty commitments calculated through the next renewal date. As discussed in “Item 2. Properties—U.S. Operations—Mining Operations,” government leases are for a period of either 10 or 20 years and are renewable at Doe Run’s option if no default exists under the agreement, subject to negotiation of specific terms of the lease, including royalty rates.

(e)
Our projected benefit obligation in excess of plan assets was $38.2 million as of October 31, 2005. Our defined benefit plan is funded to comply with the minimum funding requirements under ERISA. The minimum contribution requirements will differ from year to year based on actual market returns, changes in assumptions, changes in plan demographics and any significant updates to government regulations. In order to maintain minimum funding levels for the pension plan, the Company expects to fund approximately $10.1 million in 2006. Subsequent payments will be dependent upon the factors discussed above.

(f)	Doe Run Peru submitted an application for extension of its PAMA in December 2005. See the discussion in “Overview” and “Environmental Commitments.”

For a discussion of environmental and reclamation obligations, see “Item 8. Financial Statements and Supplementary Data—Note 19 to Consolidated Financial Statements.” Our recorded liability for environmental matters and asset retirement obligations (AROs) was $34.7 million at October 31, 2005. Timing of the related spending is dependent upon a number of factors, including the required completion date of reclamation work under agreements with regulatory agencies and the date of facility closures. Therefore, these obligations are not included in the table.

Doe Run Resources Corporation
SEC Response Letter (09/06/06)

Exhibit C

Comment #7 - Proposed Language for the First Quarter Form 10-Q:

(The following condensed consolidated statement of cash flow would replace the condensed consolidated statement of cash flow in “Item 1. Financial Statements.”)

THE DOE RUN RESOURCES CORPORATION
Condensed Consolidated Statements of Cash Flows (unaudited)
(Dollars in thousands)

	Three Months Ended
	January 31,
	2006	2005

Cash flows from operating activities:
Net income	$27,492	$16,687
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation, depletion and amortization	6,113	6,137
Imputed interest and amortization of deferred financing costs	60	1,346
Unrealized gain on derivative financial instruments	(1,955)	(798)
Losses from impairment and disposal of long-lived assets	126	1,210
Increase (decrease) resulting from changes in:
Trade receivables	(19,011)	(6,214)
Inventories	(32,583)	(15,281)
Prepaid expenses and other current assts	(5,738)	(17,049)
Account payable	36,651	24,122
Accrued liabilities	(7,331)	(5,473)
Other noncurrent assets and liabilities, net	(2,179)	(841)
Net cash provided by operating activities	1,645	3,846

Cash flows from investing activities:
Purchases of property, plant and equipment	(13,264)	(16,569)
Net cash used in investing activities	(13,264)	(16,569)

Cash flows from financing activities:
Proceeds from (payments on) revolving loans, net	17,689	(2,097)
Payments on long-term debt	(96)	(12)
Net cash provided by (used in) financing activities	17,593	(2,109)

Net increase (decrease) in cash	5,974	(14,832)

Cash at beginning of period	23,486	20,318
Cash at end of period	$29,460	$5,486

The accompanying notes are an integral part of these condensed consolidated financial statements.

Comment #7 - Proposed Language for the Second Quarter Form 10-Q:

(The following condensed consolidated statement of cash flow would replace the condensed consolidated statement of cash flow in “Item 1. Financial Statements.”)

THE DOE RUN RESOURCES CORPORATION
Condensed Consolidated Statements of Cash Flows (unaudited)
(Dollars in thousands)

	Six Months Ended
	April 30,
	2006	2005

Cash flows from operating activities:
Net income	$74,933	$23,353
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation, depletion and amortization	13,128	11,901
Imputed interest and amortization of deferred financing costs	307	346
Unrealized gain on derivative financial instruments	(4,256)	(1,261)
Losses from impairment and disposal of long-lived assets	793	1,989
Increase (decrease) resulting from changes in:
Trade receivables	(50,008)	(10,130)
Inventories	(61,862)	(21,704)
Prepaid expenses and other current assets	(6,381)	5,070
Account payable	65,879	19,236
Accrued liabilities	8,840	(565)
Other noncurrent assets and liabilities, net	(4,022)	(1,033)
Net cash provided by operating activities	37,351	27,202

Cash flows from investing activities:
Purchases of property, plant and equipment	(23,131)	(26,614)
Net proceeds from sale of investments	-	333
Net cash used in investing activities	(23,131)	(26,281)

Cash flows from financing activities:
Proceeds from revolving loans
and short-term borrowings, net	455	5,335
Proceeds from long-term debt	10,000	-
Payments on long-term debt	(20,990)	(14,638)
Payments of financing costs	(925)	-
Payments of tax dividends	(2,333)	(310)
Net cash used in financing activities	(13,793)	(9,613)

Net increase (decrease) in cash	427	(8,692)

Cash at beginning of period	23,486	20,318
Cash at end of period	$23,913	$11,626

The accompanying notes are an integral part of these condensed consolidated financial statements.

Doe Run Resources Corporation
SEC Response Letter (09/06/06)

Exhibit D

Comment #8 - Proposed Language for the First Quarter Form 10-Q:

(The following language would replace the first paragraph under “Item 4. Controls and Procedures.”)

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of management, including the Chief Executive Officer, principal executive officer, and the Chief Financial Officer, the principal financial officer of the Company, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-5(e) and 15(d-15(e) promulgated under the Securities and Exchange Act of 1934, as amended ( the “Exchange Act”). The Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (a) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (b) is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Comment #8 - Proposed Language for the Second Quarter Form 10-Q:

(The following language would replace the first paragraph under “Item 4. Controls and Procedures.”)

As of the end of the period covered by this report, an evaluation was performed by our management, under the supervision and with the participation of our Chief Executive Officer, the principal executive officer, and Chief Financial Officer, the principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-5(e) and 15(d-15(e) promulgated under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (b) is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Doe Run Resources Corporation
SEC Response Letter (09/06/06)

Exhibit E

Engineering Comments - Proposed Language for the 2005 Form 10-K:

(The following language would replace the disclosure set forth under “Item 2. Properties.”)

Item 2. Properties

Doe Run

Mining Operations

Doe Run’s Southeast Missouri Mining and Milling operations based in Missouri are a major producer of lead, zinc and copper. In order to exploit the underground lead-zinc-copper reserves, Doe Run has seven production shafts, six of which are currently operating, that form a north-south line along approximately 40 miles of the ore body. Two of its production shafts, Viburnum-29 and Viburnum-35, lie within a five-mile radius, north and south, respectively, of Viburnum, Missouri, which is located approximately 125 miles southwest of St. Louis, Missouri (Figure 1). Doe Run’s Buick, Brushy Creek, Fletcher, West Fork and Sweetwater production shafts are within 30 miles of Viburnum. The seventh production shaft, known as West Fork, is on care and maintenance status.

Figure 1 Doe Run's Missouri mining operations as of October 31, 2005

Doe Run also has five grinding/flotation mills located near its production shafts, four of which are currently operating as shown below. All of the mining and milling facilities are accessible by state or county roads or haul roads owned by Doe Run. Products are shipped by truck over public roads.

The production capacities of Doe Run’s mills are as follows:

Milling Capacity
Mill	(Tons of Ore Per Day)
Sweetwater	6,800
Buick	6,400
Fletcher	5,000
Brushy Creek	5,000
West Fork (1)	4,000

(1)	The West Fork mill is on care and maintenance status, where production at the facility is temporarily suspended, but certain maintenance activities are continued.

Historic SEMO Production

SEMO Production statistics 2001-2005

	2001	2002	2003	2004	2005

Ore milled (dry tons)	5,354,098	5,070,334	4,672,924	5,002,459	5,537,230
Ore grade - (%):
Lead	6.17%	6.23%	6.51%	5.73%	5.36%
Zinc	1.22%	1.21%	1.25%	1.16%	1.01%
Copper	0.10%	0.12%	0.16%	0.22%	0.23%

Production (dry tons):
Lead concentrates	405,209	388,648	374,918	352,728	363,328
Grade (%)	78.66%	78.79%	78.84%	77.95%	77.55%
Recovery (%)	96.56%	97.00%	97.24%	95.85%	94.96%
Lead content	318,744	306,208	295,581	274,950	281,772

Zinc concentrates	93,238	86,887	82,047	80,606	73,899
Grade (%)	58.65%	58.36%	57.99%	57.43%	58.06%
Recovery (%)	83.74%	82.47%	81.50%	79.78%	76.44%
Zinc content	54,687	50,708	47,578	46,290	42,906

Copper concentrates	8,083	9,433	13,977	20,643	22,516
Grade (%)	27.17%	28.10%	28.82%	28.79%	28.74%
Recovery (%)	39.19%	45.27%	52.90%	54.99%	51.29%
Copper content	2,196	2,651	4,028	5,943	6,470

Land Ownership

Doe Run owns the property where the necessary surface structures for mining and milling are located. The mineral rights are held either by fee title or mineral leases with either private landowners or the federal government. There are also numerous prospecting permits, most of which are for exploration of new mineral ore deposits. Five of the production leases are private leases and 13 are government leases. Doe Run makes royalty payments under these leases. The mineral leases with private landowners have no expiration periods. The government leases are for a period of either 10 or 20 years and are renewable at Doe Run’s option if no default exists under the agreement, subject to negotiation of specific terms of the lease, including royalty rates. Although no assurance can be given, management anticipates that these leases will be renewed at rates that do not exceed the current levels.

A summary of the lands owned and leased by Doe Run for its Southeast Missouri Mining Operations as of October 31, 2005 are as follows:

Land owned by Doe Run
	Acres	Acres	Acres	Total
Operation	Entire (1)	Mineral(2)	Surface(3)	Acreage

SEMO	23,079.27	19,474.70	10,256.32	52,810.29
Exploration	249.24	2,284.05	235.47	2,768.76
Total acreage	23,328.51	21,758.75	10,491.79	55,579.05

Third party land leased by Doe Run

Area	Acres

Bureau of Land Management - USA (“BLM”)	33,622.79
Missouri	5,560.04

Total acreage	39,182.83

(1)	Acres Entire refers to acres where both surface and mineral rights are owned.

(2)	Acres Mineral refers to acres where only the mineral rights are owned.

(3)	Acres Surface refers to acres where only surface rights are owned.

Doe Run’s producing leases from the federal government, managed by the BLM, consist of the following:

	Number of	Expiration
Location	Producing Leases	Date

Viburnum	7	March 31, 2018
Fletcher	2	May 31, 2013
Buick	1	October 31, 2014
Brushy Creek	2	May 31, 2013
West Fork	1	January 31, 2013

Ore Reserves

The following tables set forth the proven and probable reserves estimated by Doe Run for the fiscal years ended October 31, 2005 and 2003, which have been audited by the mining consulting firm of Pincock, Allen & Holt (PAH), a division of Runge, Inc. PAH reviewed the methodology and cost basis used in the reserve calculation, as discussed in their reports dated January 16, 2006 and January 29, 2004, and believe that the reserve estimations have been performed in a reasonable manner consistent with industry accepted standards. For the purposes of calculating cutoff grades and reserves, beginning with the 2004 fiscal year, the 3-year annual average prices for lead, zinc and copper were used. Prior to that period 8-year annual price averages had been used for purpose of the calculation(s). The table below includes the audited reserves for the 2003 and 2005 fiscal years. The table does not include the total proven and probable reserves as of the fiscal year ended October 31, 2004, which were estimated by the Company to be 45.2 million tons consisting of 5.51% lead, 1.31% zinc and 0.29% copper. The 2004 proven and probable reserves were not audited by Pincock, Allen & Holt and therefore were not included in the table.

Audited Proven and Probable Reserves
As of October 31, 2005

		Grade(1)
	Tons	Lead	Zinc	Copper
	(in thousands)

Proven (measured) reserves	10,709	8.17%	1.52%	0.30%
Probable (indicated) reserves	23,574	5.34%	1.28%	0.24%
Total proven and probable reserves	34,283	6.23%	1.36%	0.26%

As of October 31, 2003

Proven (measured) reserves	11,561	7.64%	1.54%	0.31%
Probable (indicated) reserves	36,125	4.83%	1.16%	0.29%

Total Proven and Probable reserves	47,686	5.51%	1.25%	0.29%

(1)
The estimated average extraction recovery of metals, after allowing for expected dilution for lead, zinc and copper, is approximately 89%. This dilution is included in the above reserve table. Estimated average metallurgical recoveries for lead, zinc and copper are 96.5%, 83.0% and 50.0%, respectively. Metallurgical recovery losses have not been included in the above reserve table.

Included in the 2005 table of proven and probable reserves is the Higdon deposit, which is outside of the Viburnum trend, consisting of 2.3 million tons of ore with a grade of 5.7% lead and 2.2% zinc. Similarly, the table representing the 2003 proven and probable reserves includes Higdon, which consisted of 2.7 million tons of ore with a grade of 5.7% lead and 2.0% zinc. While the surface structures and shaft are in place for the hoisting of ore from the mine, underground mine development requiring significant investment would be necessary in order to generate production from the mine. Processing of any ore mined from the Hidgon resource would require permitting and construction of a mill at the site or haulage of the ore to an existing mill in the Viburnum trend.

Total proven and probable reserves for 2005 declined 28% from the audited 2003 total.  PAH attributed this reduction due mainly to higher operating costs, which resulted in higher cutoff grades for the calculation.  Additionally, mine production decreases to the reserve base were only partially offset by ore added through exploration.

The term “reserve” means that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. The term “proven (measured) reserves” means reserves for which: 1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and 2) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. The term “probable (indicated) reserves” means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Smelting Operations

Doe Run’s Herculaneum primary lead smelter is located approximately 35 miles south of St. Louis on the Mississippi River in Herculaneum, Missouri. It has a capacity of 250,000 tons per year, but is limited to 200,000 tons per year by permit. The smelter is currently operating at an annualized run rate of approximately 175,000 tons. The smelter, which began operations in 1892, is the largest primary lead smelter in North America and the third largest in the world.

Located in Glover, Missouri, approximately 20 miles southeast of the Sweetwater production shaft, is Doe Run’s Glover primary smelter, which began operations in 1968 and has a capacity of approximately 136,000 tons per year. Doe Run indefinitely suspended operations at the Glover primary smelter in the first quarter of 2004 due to decreased U.S. demand for lead. See the discussion in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview.”

Doe Run’s recycling operation, located in Boss, Missouri, approximately ten miles south of Viburnum, began operations in 1991 and currently has an annual physical capacity of approximately 165,000 tons. The facility operates under a Resource Conservation and Recovery Act permit allowing it to handle hazardous waste, primarily lead-bearing material. Up until January 2005, the smelter was permitted for 152,410 tons of furnace production annually. A permit to permanently expand the emissions capacity of the recycling operation to allow approximately 175,000 tons of production was received in January 2005. The facility can, however, recycle lead metal scrap materials that are not required to go through the furnaces in order to achieve additional metal production.

Doe Run owns its two primary smelters and its secondary smelter.

Fabricated Products, operates in leased facilities located in Casa Grande, Arizona, and Vancouver, Washington. Fabricated Products ended production at its Lone Star Lead Construction facility in Houston, Texas in December 2003.

Substantially all of the assets of our U.S. operations are pledged as collateral under various financing agreements.

Peruvian Operations

Smelting Operations

Doe Run Peru’s smelting operations are located in the central Peruvian Andes town of La Oroya, approximately 110 miles east of the Peruvian capital of Lima and at an altitude of approximately 12,000 feet above sea level. The complex is linked to port facilities by highway and railroad service. Most local supply sources also have rail service. Doe Run Peru owns the facilities, which consist of a copper smelter, lead smelter, copper refinery, lead refinery, copper fabricating plant, zinc refinery, precious metals refinery, antimony plant, arsenic plant, coke plant, cadmium plant, maintenance shops and other support facilities. Current production capacities of primary products are as follows:

Product	Annual Capacity

Copper (short tons)	77,000
Lead (short tons)	134,000
Zinc (short tons)	50,000
Silver (thousands of troy ounces)	37,000
Gold (thousands of troy ounces)	64

During 2004, La Oroya produced at less than capacity primarily due to environmental limits and insufficient availability of suitable feed materials. See the discussion in “Item 1. Business—Doe Run Peru Operation’s—Raw Materials.” See the discussion of production levels for 2004 in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

In 2005, Doe Run Peru ceased operating its three New Jersey zinc roasters, which were costly to operate and environmentally inefficient. The decision resulted in a reduction of refined zinc production to 50,000 tons per year, down from the previous capacity of 88,200 tons per year. We believe that this change will reduce sulfuric acid gas and other gas emissions as well as reduce the disposal of liquid effluents.

Mining Operations

Doe Run Peru’s Cobriza mine is located approximately 250 miles southeast of Lima in the district of San Pedro de Coris, Churcampa Province (Figure 2). Access to the site is by improved unpaved road through rugged terrain. Concentrates produced at the mine are trucked 130 miles over unpaved road to Huancayo and then an additional 70 miles over paved road to the La Oroya smelter. Cobriza’s mill has a capacity of 10,000 short tons per day. Cobriza used approximately half of its capacity as of October 31, 2005.

Figure 2 Doe Run Peru's miming operations as of October 31, 2005

The Cobriza Mine is a copper/iron skarn deposit which is accessed through a series of adits and a single production shaft. The mineralization occurs as a replacement body in the Cobriza Limestone, which is interbedded within a thick sequence of clastic, shale and lesser amounts of carbonate units.

Landholdings at Cobriza include approximately 2,700 acres of surface ownership and approximately 128,235 acres of mining concessions. The current mining operation is located on a portion of the area held. The mining concessions are issued by Instituto Nacional de Concesiones y Catastro Minero ("INACC") of the Peruvian government, the sole authority for issuing mining concessions. A mining concession gives the holder of the concession the right to explore and mine any minerals found on the concession. The concessions can be maintained in good standing by making an annual concession fee payment of US $3/hectare. An additional annual fee of US $6/hectare is required for the seventh year and onwards if no mine production is achieved from the mining concession. This additional annual fee rises to US $20/hectare for the twelth year and onwards. In the case of the Mantaro property 1998 is considered the first year of the concession.

Economic mineralization outside the existing mining area has not been confirmed as of October 31, 2005. Doe Run Peru’s estimates indicate an unaudited, proven and probable ore reserves of approximately 7.2 million short tons containing approximately 1.20% copper. In the table below is the historical production for the Cobriza Mine for the period Fiscal Year 2001 through Fiscal Year 2005.

Historic Cobriza Production.

Cobriza productions statistics 2001-2005

	2001	2002	2003	2004	2005

Ore milled (dry tons)	1,623,776	1,649,539	1,565,417	1,453,843	1,605,463
Ore grade - (%):
Copper	1.07%	1.02%	1.10%	1.10%	1.00%

Production (dry tons):
Copper concentrates	65,534	67,243	67,766	62,992	65,329
Grade (%)	24.79%	23.36%	24.02%	24.03	22.93%
Recovery (%)	93.35%	93.29%	94.35%	94.77%	93.57%
Copper content	16,244	15,705	16,274	15,135	14,982

Exploration

We continue to explore for additional reserves within the Viburnum Trend, one of the world’s most productive lead-zinc ore districts. Current exploration is focused on surface and underground drilling in and adjacent to the operating mines for the purpose of discovering new ore reserves in the mines as well as discovering additional ore bodies in the general area of the existing mines. Drilling in 2004 in the Viburnum Trend led to the discovery of a new ore body, the RC West Fork ore body. Development on the ore body began in the first quarter of 2005, with full production scheduled to begin in late 2006. The reserve, as calculated by Doe Run and audited by Pincock, Allen and Holt, stands at 2.9 million tons, grading 6.65% lead and 0.83% zinc. The RC West Fork ore body remains open both to the north and south and will remain a focus for further drilling planned for 2006.

We hold additional exploration tracts outside the Viburnum Trend in the U.S. In Missouri, 50 miles east of the Viburnum Trend, we have conducted pre-development work on the Higdon lead-zinc-cobalt deposit. See “Ore Reserves” for further detail.

Current mine exploration at Doe Run Peru is focused on underground drilling in the Cobriza mine for the purpose of discovering additional ore reserves. Regional exploration is ongoing on Doe Run Peru landholdings in the Cobriza region. Geological mapping and surface sampling as well as airborne and ground geophysical methods are being utilized in the search for new ore bodies. Drilling of developed targets began in the first quarter of 2006.

In South Africa, through a subsidiary, we have conducted pre-feasibility work on a zinc and lead deposit approximately 100 miles from Kimberly, in the Northern Cape Province. Surface rights to these properties are currently being held with minimal cost pending further economic evaluation. We continue to pursue revised exploration permits for these properties from the South African government.

Doe Run Resources Corporation
SEC Response Letter (09/06/06)

EXHIBIT E-1

Doe Run Peru’s Operations

Products

Doe Run Peru’s principal products are refined silver, copper, lead, zinc and gold. In addition, Doe Run Peru produces a variety of by-products and provides tolling services. The following table sets forth net sales, excluding sales to Doe Run, for each of Doe Run Peru’s principal products.

	Year Ended October 31,
	2005	2004	2003
	(dollars in thousands)

Silver	$238,671	$227,546	$167,698
Copper	156,945	116,885	104,987
Lead	106,709	98,853	55,884
Zinc	58,955	68,524	58,376
Gold Bullion	30,063	25,261	28,496
Zinc/Silver Concentrates	3,724	3,038	2,270
Copper Concentrates	1,141	-	-
Tolling Services	11,709	5,311	6,601
By-Products	33,335	18,771	11,961
Total	$641,252	$564,189	$436,273

Doe Run Resources Corporation
SEC Response Letter (09/0606)

EXHIBIT F

DOE RUN RESOURCES CORPORATION

ACKNOWLEDGEMENT

The undersigned, David A. Chaput, being the Chief Financial Officer of Doe Run Resources Corporation (the “Company”), on behalf of the Company hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of September 6, 2006.

DOE RUN RESOURCES CORPORATION

By:	/s/ David A. Chaput
David A. Chaput
Chief Financial Officer